JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

November 29, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Tyler Howes

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JD.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 20, 2023

Correspondence Submitted September 14, 2023

File No. 001-36450

Dear Ms. Gowetski and Mr. Howes,

This letter sets forth the Company’s responses to the comments contained in the letter dated November 14, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 20, 2023 (the “2022 Form 20-F”) and the Company’s response to the Staff’s comments regarding the 2022 Form 20-F submitted on September 14, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 176

1.

We note your response to prior comments 1 and 3. Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. Please amend your filing to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in all of your consolidated operating entities, including variable interest entities or similar structures. In particular, we note CCTAM Fund SPC, which holds approximately 0.54% of JD Property’s equity interest, is incorporated in the Cayman Islands and indirectly wholly owned and controlled by a governmental entity in the Chinese mainland.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

November 29, 2023

In response to the Staff’s comment, the Company respectfully proposes to file an amendment to the 2022 Form 20-F to provide the relevant disclosure in Item 16I as follows:

Item 16I.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

In May 2022, JD.com, Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report: (i) CCTAM Fund SPC, an entity incorporated in the Cayman Islands and indirectly wholly owned and controlled by a governmental entity in the Chinese mainland held approximately 0.54% of equity interest in JD Property, our subsidiary incorporated in the Cayman Islands in which we held approximately 75.0% of the equity interest. Other than CCTAM Fund SPC’s shareholding in JD Property, no governmental entities in any of the Cayman Islands, the British Virgin Islands, Hong Kong S.A.R. or the Chinese mainland own any share in JD.com, Inc. or any of our principal consolidated foreign operating entities to our knowledge; (ii) no governmental entities in China have a controlling financial interest in JD.com, Inc. or any of our consolidated foreign operating entities; (iii) to our knowledge, none of the members of the board of directors of JD.com, Inc. or our consolidated foreign operating entities is an official of the Chinese Communist Party; and (iv) the currently effective memorandum and articles of association of our company and equivalent organizational documents of our consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10 8911-8888 or ian.shan@jd.com or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Ian Su Shan
Ian Su Shan
Chief Financial Officer

cc:	Sandy Ran Xu, Director and Chief Executive Officer, JD.com, Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP